SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Klaviyo, Inc.

(Name of Issuer)

Series A common stock, par value $0.001 per share

(Title of Class of Securities)

49845K101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 49845K101	13 G	Page 2 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V L.P. (“AGF5”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,512,045 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. Accel Growth Fund V Associates L.L.C. (“AGF5A”), the general partner of AGF5, may be deemed to have sole power to vote these shares. Ping Li (“PL”), a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,512,045 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5. AGF5A, the general partner of AGF5, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,512,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.9%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 38,663,676 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended October 31, 2023, filed with the Securities and Exchange Commission on November 7, 2023 (the “Form 10-Q”), plus (ii) 1,512,045 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5.

CUSIP NO. 49845K101	13 G	Page 3 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Strategic Partners L.P. (“AGF5SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
64,208 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
64,208 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by AGF5SP. AGF5A, the general partner of AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	64,208
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 37,215,839 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 64,208 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.

CUSIP NO. 49845K101	13 G	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Associates L.L.C. (“AGF5A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,576,253 shares issuable upon conversion of Series B Common Stock, of which 1,512,045 are directly owned by AGF5, and 64,208 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,576,253 shares issuable upon conversion of Series B Common Stock, of which 1,512,045 are directly owned by AGF5, and 64,208 are directly owned by AGF5SP. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,576,253
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.1%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 38,727,884 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 1,512,045 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 64,208 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP.

CUSIP NO. 49845K101	13 G	Page 5 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund V Investors (2019) L.L.C. (“AGFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
78,605 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
78,605 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by AGFI19. PL, a director of the issuer and a managing member of AGF19, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	78,605
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 37,230,236 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 78,605 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19.

CUSIP NO. 49845K101	13 G	Page 6 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II L.P. (“ALF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,533,156 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. Accel Leaders Fund II Associates L.L.C. (“ALF2A”), the general partner of ALF2, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,533,156 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2. ALF2A, the general partner of ALF2, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,533,156
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.9%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 41,684,787 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 4,533,156 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2.

CUSIP NO. 49845K101	13 G	Page 7 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Strategic Partners L.P. (“ALF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
193,122 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
193,122 shares issuable upon conversion of Series B Common Stock, all of which are directly owned by ALF2SP. ALF2A, the general partner of ALF2SP, may be deemed to have shared power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	193,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 37,344,753 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 193,122 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.

CUSIP NO. 49845K101	13 G	Page 8 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Associates L.L.C. (“ALF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,726,278 shares issuable upon conversion of Series B Common Stock, of which 4,533,156 are directly owned by ALF2 and 193,122 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,726,278 shares issuable upon conversion of Series B Common Stock, of which 4,533,156 are directly owned by ALF2 and 193,122 are directly owned by ALF2SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of ALF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,726,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.3%(1)
12	TYPE OF REPORTING PERSON	OO

(1) Based on 41,877,909 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 4,533,156 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (iii) 193,122 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP.

CUSIP NO. 49845K101	13 G	Page 9 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Leaders Fund II Investors (2019) L.L.C. (“ALFI19”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
238,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
238,299 shares issuable upon conversion of Series B Common Stock, all of which are directly owed by ALFI19. PL, a director of the issuer and a managing member of ALFI19, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	238,299
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 37,389,930 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 238,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.

CUSIP NO. 49845K101	13 G	Page 10 of 17

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ping Li (“PL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
		6,619,435 shares issuable upon conversion of Series B Common Stock, of which 1,512,045 are directly owned by AGF5, 64,208 are directly owned by AGF5SP, 78,605 are directly owned by AGFI19, 4,533,156 are directly owned by ALF2, 193,122 are directly owned by ALF2SP, and 238,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote these shares. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
		6,619,435 shares issuable upon conversion of Series B Common Stock, of which 1,512,045 are directly owned by AGF5, 64,208 are directly owned by AGF5SP, 78,605 are directly owned by AGFI19, 4,533,156 are directly owned by ALF2, 193,122 are directly owned by ALF2SP, and 238,299 are directly owned by ALFI19. AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to dispose of these shares. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to dispose of these shares. PL, a director of the issuer and a managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,619,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.1%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 43,771,066 shares of Series A Common stock, calculated as follows, (i) 37,151,631 shares of Series A Common Stock outstanding as of October 31, 2023, as reported by the issuer in the Form 10-Q, plus (ii) 1,512,045 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5, plus (iii) 64,208 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGF5SP, plus (iv) 78,605 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by AGFI19, plus (v) 4,533,156 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2, plus (vi) 193,122 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALF2SP, plus (vii) 238,299 shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock held by ALFI19.

CUSIP NO. 49845K101	13 G	Page 11 of 17

ITEM 1(A)	NAME OF ISSUER Klaviyo, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 125 Summer Street, 6th Floor, Boston, MA 02110
ITEM 2(A).

NAME OF PERSONS FILING

This joint Schedule 13G is being filed by Accel Growth Fund V L.P. ("AGF5"), Accel Growth Fund V Strategic Partners L.P. ("AGF5SP"), Accel Growth Fund V Associates L.L.C. ("AGF5A"), Accel Growth Fund V Investors (2019) L.L.C. ("AGFI19"), Accel Leaders Fund II L.P. ("ALF2"), Accel Leaders Fund II Strategic Partners L.P. ("ALF2SP"), Accel Leaders Fund II Associates L.L.C. ("ALF2A"), Accel Leaders Fund II Investors (2019) L.L.C. ("ALFI19") and Ping Li (“PL”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AGF5A, the general partner of AGF5 and AGF5SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by AGF5 and AGF5SP. ALF2A, the general partner of ALF2 and ALF2SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by ALF2 and ALF2SP. PL, a director of the issuer and managing member of AGF5A, AGFI19, ALF2A and ALFI19, may be deemed to have shared power to vote and shared power to dispose of these shares.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE The address for each of the Reporting Persons is: Accel 500 University Avenue Palo Alto, CA 94301
ITEM 2(C).	CITIZENSHIP AGF5, AGF5SP, ALF2, and ALF2SP are Delaware limited partnerships. AGF5A, AGFI19, ALF2A, and ALFI19 are Delaware limited liability companies. PL is a United States Citizen.
ITEM 2(D).	TITLE OF CLASS OF SECURITIES Series A common stock, par value $0.001 per share
ITEM 2(E).	CUSIP NUMBER 49845K101
ITEM 3.	Not Applicable

CUSIP NO. 49845K101	13 G	Page 12 of 17

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AGF5, AG5SP, ALF2, and ALF2SP, and the limited liability company agreements of AGF5A, AGFI19, ALF2A, and ALFI19, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not Applicable.

ITEM 10.	CERTIFICATION. Not Applicable.

CUSIP NO. 49845K101	13 G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

Entities:	Accel Growth Fund V L.P.*
Accel Growth Fund V Strategic Partners L.P.*
Accel Growth Fund V Associates L.L.C.*
Accel Growth Fund V Investors (2019) L.L.C.*
Accel Leaders Fund II L.P.*
Accel Leaders Fund II Strategic Partners L.P.*
Accel Leaders Fund II Associates L.L.C.*
Accel Leaders Fund II Investors (2019) L.L.C.*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed entities

Individuals:
Ping Li*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.

** Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 49845K101	13 G	Page 14 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. 49845K101	13 G	Page 15 of 17

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Klaviyo, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2024

Entities:	Accel Growth Fund V L.P.*
Accel Growth Fund V Strategic Partners L.P.*
Accel Growth Fund V Associates L.L.C.*
Accel Growth Fund V Investors (2019) L.L.C.*
Accel Leaders Fund II L.P.**
Accel Leaders Fund II Strategic Partners L.P.**
Accel Leaders Fund II Associates L.L.C.**
Accel Leaders Fund II Investors (2019) L.L.C.**

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed entities

Individuals:
Ping Li*

By:	/s/ Ryan Connor
Ryan Connor, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney included herein as an exhibit to this Schedule 13G.

** Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 49845K101	13 G	Page 16 of 17

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints Ryan Connor his, her or its true and lawful attorney-in-fact to:

(1)       execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the United States Securities and Exchange Commission or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such foregoing attorney-in-fact.

CUSIP NO. 49845K101	13 G	Page 17 of 17

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2024. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Accel Growth Fund V L.P.,
a Delaware limited partnership

By:	Accel Growth Fund V Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

Accel Growth Fund V Strategic Partners L.P.,
a Delaware limited partnership

By:	Accel Growth Fund V Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

Accel Growth Fund V Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

Accel Growth Fund V Investors (2019) L.L.C.,
a Delaware limited liability company

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact

Ping Li

By:	/s/ Ryan Connor
Name:	Ryan Connor
Title:	Attorney-in-fact